PLYMOUTH ROCK ANNOUNCES
PRIVATE PLACEMENT FINANCING

Plymouth, Massachusetts - February 4, 2020 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company") today announced it has arranged a non-brokered private placement financing of up to 10,000,000 units (the "Units") of securities at a price of $0.40 CAD per Unit for aggregate gross proceeds of up to $4,000,000 CAD (the "Offering").  Each Unit will be comprised of one (1) common share and one-half of one (1/2) non-transferable common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.80 CAD for two (2) years from closing of the Offering.  The expiry date of the warrants may be accelerated by the Company if the common shares of the Company achieve a volume weighted average trading price greater than $1.00 CAD for ten (10) consecutive trading days, after four months and one day following closing of the Offering.

Finders' fees of up to 7.0%, payable in cash or Units, may be payable on a portion of the Offering.

The net proceeds of the private placement will be used for ongoing research and development, for the commercialization of PRT's technologies, and for working capital. All securities issued in the private placement will be subject to a four month hold period.

About Plymouth Rock Technologies Inc.

The Company is developing the next generation of threat detection solutions, with state-of-the-art technological advancements. Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater "stand-off" distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, none intrusive screening of crowds in real time.

Plymouth Rock's core technologies include: (1) A Millimeter Remote Imaging from Airborne Drone ("MIRIAD"); (2) A compact microwave radar system for scanning shoe's ("Shoe-Scanner"); and (3) Wi-Fi radar techniques for threat detection screening in Wi-Fi enabled zones in buildings and places, such as airports, shopping malls, schools and sports venues ("Wi-Ti").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-603-300-7933

info@plyrotech.com

Investor Information:
Tasso Baras
+1-778-477-6990

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward-looking information reflects management's current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "predicts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved.  A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.